

ENTRÉE GOLD INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Expressed in United States dollars)

June 30, 2014

ENTRÉE GOLD INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited - Expressed in United States dollars)

		June 30, 2014		December 31, 2013
ASSETS				
Current				
Cash and cash equivalents (Note 4)	$	42,011,899	$	46,701,216
Receivables		92,213		203,346
Prepaid expenses		406,776		751,140
Total current assets		42,510,888		47,655,702
Equipment (Note 6)		258,593		288,943
Mineral property interests (Note 7)		48,800,610		48,806,565
Reclamation deposits		439,761		491,808
Other assets		79,054		152,087
Total assets	$	92,088,906	$	97,395,105
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	804,767	$	1,261,206
Loans payable to Oyu Tolgoi LLC (Note 8)		6,101,472		5,978,133
Deferred revenue (Note 9)		37,497,190		37,638,211
Deferred income tax liabilities		6,897,276		7,340,516
Total liabilities		51,300,705		52,218,066
Stockholders' equity				
Common stock, no par value, unlimited number authorized, (Note 10) 146,984,385 (December 31, 2013 - 146,734,385) issued and outstanding		177,138,693		177,065,075
Additional paid-in capital		20,095,161		20,095,161
Accumulated other comprehensive income (Note 13)		208,935		465,615
Accumulated deficit		(156,654,588)		(152,448,812)
Total stockholders' equity		40,788,201		45,177,039
Total liabilities and stockholders' equity	$	92,088,906	$	97,395,105

Nature and continuance of operations (Note 1)

Commitments (Note 15)

Subsequent events (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited - Expressed in United States dollars)

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
EXPENSES				
Exploration (Note 7)	$ 757,325	$ 1,904,636	$ 2,321,471	$ 3,508,426
General and administration	980,107	1,190,851	2,124,197	3,964,347
Consultancy and advisory fees	234,070	324,175	519,742	1,311,101
Impairment of mineral property interests	-	437,732	-	437,732
Depreciation	17,160	26,704	34,835	55,540
Gain on sale of mineral property interests	(28,096)	-	(28,096)	-
Foreign exchange loss (gain)	882,044	(892,725)	(189,413)	(1,010,409)
Loss from operations	(2,842,610)	(2,991,373)	(4,782,736)	(8,266,737)
Interest income	97,064	100,948	180,290	164,514
Interest expense (Note 5)	(65,524)	(64,553)	(130,385)	(128,809)
Gain (loss) from equity investee (Note 5)	(28,772)	19,683	(49,564)	(93,246)
Fair value adjustment of asset backed commercial paper	-	147,564	-	147,564
Loss from operations before income taxes	(2,839,842)	(2,787,731)	(4,782,395)	(8,176,714)
Current income tax recovery	246,609	-	133,379	-
Deferred income tax recovery (expense)	(332,558)	512,114	443,240	809,253
Net loss	$ (2,925,791)	$ (2,275,617)	$ (4,205,776)	$ (7,367,461)
Comprehensive loss:				
Net loss	$ (2,925,791)	$ (2,275,617)	$ (4,205,776)	$ (7,367,461)
Foreign currency translation adjustment (Note 13)	1,439,608	(1,740,015)	(256,680)	(2,323,213)
Comprehensive loss:	$ (1,486,183)	$ (4,015,632)	$ (4,462,456)	$ (9,690,674)
Basic and diluted net loss per share	$ (0.02)	$ (0.02)	$ (0.03)	$ (0.05)
Weighted average number of common shares outstanding	146,827,792	146,734,385	146,781,346	140,913,549

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(Unaudited - Expressed in United States dollars)

	Number of Shares		Common Stock		Additional Paid-in Capital		Accumulated Other Comprehensive Income		Accumulated Deficit		Total Stockholders' Equity
Balance, June 30, 2013	146,734,385	$	177,065,075	$	19,725,501	$	929,806	$	(148,394,248)	$	49,326,134
Foreign currency translation adjustment	-		-		-		1,099,467		-		1,099,467
Net loss	-		-		-		-		(2,930,602)		(2,930,602)
Balance, September 30, 2013	146,734,385	$	177,065,075	$	19,725,501	$	2,029,273	$	(151,324,850)	$	47,494,999
Shares issued:											
Stock-based compensation	-		-		369,660		-		-		369,660
Foreign currency translation adjustment	-		-		-		(1,563,658)		-		(1,563,658)
Net loss	-		-		-		-		(1,123,962)		(1,123,962)
Balance, December 31, 2013	146,734,385	$	177,065,075	$	20,095,161	$	465,615	$	(152,448,812)	$	45,177,039
Foreign currency translation adjustment	-		-		-		(1,696,288)		-		(1,696,288)
Net loss	-		-		-		-		(1,279,985)		(1,279,985)
Balance, March 31, 2014	146,734,385	$	177,065,075	$	20,095,161	$	(1,230,673)	$	(153,728,797)	$	42,200,766
Shares issued:											
Mineral property interests	250,000		73,618		-		-		-		73,618
Foreign currency translation adjustment	-		-		-		1,439,608		-		1,439,608
Net loss	-		-		-		-		(2,925,791)		(2,925,791)
Balance, June 30, 2014	146,984,385	$	177,138,693	$	20,095,161	$	208,935	$	(156,654,588)	$	40,788,201

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in United States dollars)

	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (4,205,776)	$ (7,367,461)
Items not affecting cash:		
Depreciation	34,835	55,540
Stock-based compensation	-	1,052,637
Loss from equity investee	49,564	93,246
Interest expense	130,385	128,809
Deferred income tax recovery	(443,240)	(809,253)
Gain on sale of mineral property interests	(28,096)	-
Impairment of mineral property interests	-	437,732
Other items not affecting cash	(191,352)	(736,099)
Changes in assets and liabilities:		
Receivables	107,564	(3,576)
Prepaid expenses	332,866	378,568
Other assets	13,982	7,711
Accounts payable and accrued liabilities	(440,230)	486,729
Deposit on metal credit delivering obligation	-	40,000,000
Net cash provided by (used in) operating activities	(4,639,498)	33,724,583
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of capital stock	-	9,722,897
Share issue costs	-	(86,636)
Net cash provided by financing activities	-	9,636,261
CASH FLOWS FROM INVESTING ACTIVITIES		
Mineral property interests	(100,000)	(50,000)
Reclamation deposits	52,152	115,180
Acquisition of equipment	(6,292)	(2,453)
Proceeds from sale of royalty interest	-	5,000,000
Proceeds from sale of mineral property interests	28,096	-
Net cash provided by (used in) investing activities	(26,044)	5,062,727
Effect of foreign currency translation on cash and cash equivalents	(23,775)	(627,139)
Change in cash and cash equivalents during the period	(4,689,317)	47,796,432
Cash and cash equivalents, beginning of period	46,701,216	4,255,508
Cash and cash equivalents, end of period	$ 42,011,899	$ 52,051,940
Cash paid for interest during the period	$ -	$ -
Cash paid for income taxes during the period	$ (135,583)	$ -

Supplemental disclosure with respect to cash flows (Note 14)
The accompanying notes are an integral part of these consolidated financial statements.

1.   **NATURE AND CONTINUANCE OF OPERATIONS**

Entrée Gold Inc. was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, Entrée Gold Inc. changed its governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the *Business Corporations Act* (British Columbia). The principal business activity of Entrée Gold Inc., together with its subsidiaries (collectively referred to as the "Company"), is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars ("C$"), and Australian dollars ("A$").

These consolidated financial statements have been prepared on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company currently earns no operating revenues. Continued operations of the Company are dependent upon the Company's ability to secure additional equity capital or receive other financial support, and in the longer term to generate profits from business operations. Management believes that the Company has sufficient working capital to maintain its operations for the next fiscal year.

2.   **BASIS OF PRESENTATION**

The interim period financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. Certain information and footnote disclosure normally included in the financial statements prepared in conformity with generally accepted accounting principles in the United States of America have been condensed or omitted. These interim period statements should be read together with the most recent audited financial statements and the accompanying notes for the year ended December 31, 2013. The results of operations for the six months ended June 30, 2014 are not necessarily indicative of the results to be expected for the year ending December 31, 2014.

3.   **SIGNIFICANT ACCOUNTING POLICIES**

These consolidated financial statements follow the same significant accounting policies as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2013.

Recent accounting pronoucements

In June 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No. 2014-10, "Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation". This ASU does the following, among other things: a) eliminates the requirement to present inception-to-date information on the statements of income, cash flows, and shareholders' equity, b) eliminates the need to label the financial statements as those of a development stage entity, c) eliminates the need to disclose a description of the development stage activities in which the entity is engaged, and d) amends FASB ASC 275, "Risks and Uncertainties", to clarify that information on risks and uncertainties for entities that have not commenced planned principal operations is required. The amendments in ASU No. 2014-10 related to the elimination of Topic 915 disclosures and the additional disclosure for Topic 275 are effective for public companies for annual and interim reporting periods beginning after December 15, 2014. Early adoption is permitted. The Company has evaluated this ASU and early adopted beginning with the period ended June 30, 2014.

(Unaudited - Expressed in United States dollars)

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash at bank and in hand of $42,011,899 as at June 30, 2014 (December 31, 2013 - $46,701,216).

5. LONG-TERM INVESTMENTS

Equity Method Investment

The Company accounts for its interest in a joint venture with Oyu Tolgoi LLC ("OTLLC"), a company owned 66% by Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.) ("Turquoise Hill") and 34% by the Government of Mongolia (Note 7), as a 20% equity investment. The Company's share of the loss of the joint venture is $49,564 for the six months ended June 30, 2014 (June 30, 2013 - $93,246) plus accrued interest expense of $130,385 for the six months ended June 30, 2014 (June 30, 2013 - $128,809).

6. EQUIPMENT

	June 30, 2014			December 31, 2013		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Office equipment	$ 91,712	$ 66,528	$ 25,184	$ 92,057	$ 64,123	$ 27,934
Computer equipment	464,216	365,669	98,547	459,426	349,636	109,790
Field equipment	250,662	155,689	94,973	251,604	144,786	106,818
Buildings	245,616	205,727	39,889	246,540	202,139	44,401
	$1,052,206	$793,613	$258,593	$1,049,627	$760,684	$288,943

7. MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests. The Company has investigated title to its mineral property interests and, except as otherwise disclosed below, to the best of its knowledge, title to the mineral property interests is in good standing.

Material Properties

The Company's two principal assets are its interest in the Lookout Hill property in Mongolia, and the Ann Mason project (the "Ann Mason Project") in Nevada.

Lookout Hill, Mongolia

The Lookout Hill property in the South Gobi region of Mongolia is comprised of two mining licences, Shivee Tolgoi and Javhlant, granted by the Mineral Resources Authority of Mongolia ("MRAM") in October 2009. Title to the two licences is held by the Company.

In October 2004, the Company entered into an arm's-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Turquoise Hill. Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in what is now the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence (together the "Joint Venture Property"). Most of Turquoise Hill's rights and obligations under the Earn-In Agreement

(Unaudited - Expressed in United States dollars)

7. MINERAL PROPERTY INTERESTS (cont'd...)

Material Properties (cont'd...)

Lookout Hill, Mongolia (cont'd...)

were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, OTLLC. The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Joint Venture Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Joint Venture Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Joint Venture Property. In accordance with the Earn-In Agreement, the Company and OTLLC formed a joint venture (the "Entrée-OTLLC Joint Venture") on terms annexed to the Earn-In Agreement.

The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") is 100% owned by the Company, but is subject to a right of first refusal by OTLLC.

The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement (the "Investment Agreement") between Turquoise Hill, OTLLC, the Government of Mongolia and Rio Tinto International Holdings Limited. The licences are part of the contract area covered by the Investment Agreement, although the Company is not a party to the Investment Agreement. The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.

On February 27, 2013, notice (the "Notice") was delivered to the Company that the Ministry of Mining had cancelled the July 2009 Order (the "2009 Order") registering the reserves on the Joint Venture Property. The Notice stated that the 2009 Order breached sections of the Minerals Law of Mongolia and Charter of the Minerals Resource Counsel that give the head of MRAM the authority to register reserves, rather than the Minister of Mineral Resources and Energy. The Notice further advised that the Company is temporarily restricted from transferring, selling or leasing the Shivee Tolgoi and Javhlant mining licences. On September 4, 2013, the Minister of Mining issued Order No. 179, advising the Minerals Professional Council to re-submit its previous conclusions regarding the reserves to MRAM for review and registration.

On September 6, 2013, the head of MRAM ordered that the reserves on the Joint Venture Property be registered. The Company was also subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted.

As of June 30, 2014, the Entrée-OTLLC Joint Venture had expended approximately $26.3 million to advance the Joint Venture Property. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 8).

Ann Mason, Nevada, United States

The Ann Mason Project is defined by a series of both unpatented lode claims on public land administered by the Bureau of Land Management, and title to patented lode claims. The project area includes the Ann Mason and the Blue Hill deposits, and several early-stage copper porphyry targets including the Blackjack IP, Blackjack Oxide, Roulette and Minnesota targets.

Certain of the unpatented lode claims are leased to the Company pursuant to a mining lease and option to purchase agreement ("MLOPA") with two individuals. Under the MLOPA, the Company has the option to purchase the claims for $500,000, which, if exercised, will be subject to a 3% net smelter returns ("NSR")

(Unaudited - Expressed in United States dollars)

7. MINERAL PROPERTY INTERESTS (cont'd...)

Material Properties (cont'd...)

Ann Mason, Nevada, United States (cont'd...)

royalty (which may be bought down to a 1% NSR royalty for $2 million). The MLOPA also provides for annual advance minimum royalty payments of $27,500 which commenced in 2011 and will continue until the commencement of sustained commercial production. The advance payments will be credited against future royalty payments or the buy down of the royalty.

In September 2009, the Company entered into an agreement whereby the Company may acquire an 80% interest in certain unpatented lode claims formerly known as the Roulette property. In order to acquire its interest, the Company must: (a) incur expenditures of $1,000,000, make cash payments of $140,000 and issue 85,000 common shares of the Company within three years (completed); (b) make aggregate advance royalty payments totalling $375,000 between the fifth and tenth anniversaries of the agreement; and (c) deliver a bankable feasibility study before the tenth anniversary of the agreement.

In February 2013, the Company entered into an agreement with Sandstorm Gold Ltd. ("Sandstorm") whereby the Company granted Sandstorm a 0.4% NSR royalty over certain of the unpatented lode claims, including the claims covering the Ann Mason and Blue Hill deposits, in return for an upfront payment of $5 million (the "Sandstorm NSR Payment") which was recorded as a recovery to acquisition costs. In addition, certain of the patented lode claims are subject to a 2% NSR royalty.

During the six months ended June 30, 2014, the Company located or acquired certain upatented lode claims within the boundaries of its Ann Mason Project pursuant to which the Company paid $100,000 and issued 250,000 common shares valued at $73,618.

Other Properties

The Company also has interests in non-material properties in Australia, United States and Peru including the following:

Australia Properties

The Company holds a 54.71% interest in the Blue Rose copper-iron-gold-molybdenum joint venture property, with Giralia Resources Pty Ltd., a subsidiary of Atlas Iron Limited (ASX:AGO - "Atlas"), retaining the remaining 45.29% interest.

Lordsburg and Oak Grove

During the year ended December 31, 2012, the Company entered into an agreement to purchase a 100% interest in the Lordsburg and Oak Grove properties, New Mexico, subject to a 2% NSR royalty. Pursuant to the agreement, the Company paid $100,000 and issued 500,000 common shares valued at $326,483. During the year ended December 31, 2013, the Company abandoned the unpatented lode claims comprising the Oak Grove property and recorded an impairment of mineral property interests of $437,732.

7.   **MINERAL PROPERTY INTERESTS** (cont'd...)

Capitalized mineral property acquisition costs are summarized as follows:

	June 30, 2014	December 31, 2013
USA		
Ann Mason	$ 47,494,176	$ 47,495,218
Lordsburg	492,319	494,171
Other	281,679	282,738
Total USA	48,268,174	48,272,127
AUSTRALIA		
Blue Rose JV	532,436	534,438
Total Australia	532,436	534,438
Total all locations	$ 48,800,610	$ 48,806,565

Ann Mason capitalized mineral property acquisition costs are net of the $5 million Sandstorm NSR Payment.

Expensed exploration costs are summarized as follows:

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Mongolia	$ 2,584	$ 243,778	$ 948,894	$ 773,612
US	599,677	1,571,377	1,132,705	2,512,408
Other	155,064	89,481	239,872	222,406
Total all locations	$ 757,325	$ 1,904,636	$ 2,321,471	$ 3,508,426

8.   **LOANS PAYABLE**

Under the terms of the Entrée-OTLLC Joint Venture (Note 7), OTLLC will contribute funds to approved joint venture programs and budgets on the Company's behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC's actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company's share of available cash flow from the Entrée-OTLLC Joint Venture. In the absence of available cash flow, the loans will not be repayable. The loans are not expected to be repaid within one year.

(Unaudited - Expressed in United States dollars)

9. SANDSTORM FINANCING ARRANGEMENT

In February 2013, the Company entered into an equity participation and funding agreement with Sandstorm that provided an upfront deposit (the "Deposit") from Sandstorm of $40 million. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company's share of gold, silver and copper production from the Joint Venture Property as follows:

- 25.7% of the Company's share of gold and silver, and 2.5% of the Company's share of copper, produced from the portion of the Shivee Tolgoi mining licence included in the Joint Venture Property; and

- 33.8% of the Company's share of gold and silver, and 2.5% of the Company's share of copper, produced from the Javhlant mining licence.

In addition to the Deposit, upon delivery of the metal credits Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Joint Venture Property, the cash payment will increase to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").

In the event of a partial expropriation of the Company's interest in the Joint Venture Property, which is not reversed during the abeyance period provided for in the equity participation and funding agreement, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance) and the metal credits that the Company is required to deliver will be reduced proportionately. In the event of a full expropriation, the full amount of the Unearned Balance must be returned with interest.

The Company is not required to deliver actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

The Company recorded the Deposit as deferred revenue and will recognize amounts in revenue as metal credits are delivered to Sandstorm, which is currently scheduled to commence in 2019.

In addition, the Company entered into an agreement with Sandstorm whereby the Company granted Sandstorm a 0.4% NSR royalty over certain of the Ann Mason Project claims, including the claims covering the Ann Mason and Blue Hill deposits, in return for the Sandstorm NSR Payment of $5 million which was recorded as a recovery to acquisition costs.

The Company also completed a private placement with Sandstorm for gross proceeds of $9,722,897.

The transactions costs related to the Sandstorm financing arrangement incurred in 2013 were $936,926 for consultancy and advisory fees, $192,203 for legal fees included in general and administration expenses and $86,636 for share issuance costs.

(Unaudited - Expressed in United States dollars)

10. COMMON STOCK

Share issuances

In May 2014, the Company issued 250,000 shares at a fair value of $73,618 to locate certain claims within the boundaries of its Ann Mason Project.

Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants. Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted. For employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period. Compensation expense for stock options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model.

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period.

Based on the best estimate, management applied the estimated forfeiture rate of Nil in determining the expense recorded in the accompanying Statements of Operations and Comprehensive Loss.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Balance at December 31, 2012	9,223,000	1.98
Granted	7,560,000	0.47
Expired	(2,379,500)	1.80
Forfeited	(3,000)	1.25
Balance at December 31, 2013	14,400,500	1.22
Expired	(1,339,000)	1.32
Balance at March 31, 2014	13,061,500	1.21
Forfeited	(35,000)	0.76
Balance at June 30, 2014	13,026,500	1.21

The number of stock options exercisable at June 30, 2014 was 13,026,500.

(Unaudited - Expressed in United States dollars)

10. COMMON STOCK (cont'd...)

Share options (cont'd...)

At June 30, 2014, the following stock options were outstanding:

Number of Options	Exercise Price (C$)	Aggregate Intrinsic Value (C$)	Expiry Date	Number of Options Exercisable	Aggregate Intrinsic Value (C$)
1,472,500	2.60	-	December 29, 2014	1,472,500	-
300,000	2.34	-	September 22, 2015	300,000	-
1,372,500	2.86	-	November 22, 2015	1,372,500	-
200,000	3.47	-	January 4, 2016	200,000	-
125,000	2.94	-	March 8, 2016	125,000	-
150,000	2.05	-	July 7, 2016	150,000	-
100,000	2.23	-	July 15, 2016	100,000	-
1,671,500	1.25	-	January 6, 2017	1,671,500	-
100,000	0.73	-	June 18, 2017	100,000	-
4,960,000	0.56	-	March 15, 2018	4,960,000	-
50,000	0.32	-	April 9, 2018	50,000	-
150,000	0.34	-	June 27, 2018	150,000	-
2,375,000	0.30	47,500	December 19, 2018	2,375,000	47,500
13,026,500		$ 47,500		13,026,500	$ 47,500

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company's closing stock price of C$0.32 per share as of June 30, 2014, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of June 30, 2014 was 2,375,000. The total intrinsic value of options exercised during the six months ended June 30, 2014 was $Nil (June 30, 2013 - $Nil).

Stock-based compensation

No stock options were granted during the six months ended June 30, 2014. The fair value of stock options granted during the six months ended June 30, 2014 was $Nil (June 30, 2013 - $1,051,712). Stock-based compensation recognized during the six months ended June 30, 2014 was $Nil (June 30, 2013 - $1,052,637) which has been recorded in the consolidated statements of operations and comprehensive loss as follows with corresponding additional paid-in capital recorded in stockholders' equity:

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Exploration	$ -	$ -	$ -	$ 148,125
General and administration	-	42,257	-	904,512
	$ -	$ 42,257	$ -	$ 1,052,637

(Unaudited - Expressed in United States dollars)

10. COMMON STOCK (cont'd…)

Stock-based compensation (cont'd…)

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	June 30, 2014	June 30, 2013
Risk-free interest rate	-	1.25%
Expected life of options (years)	-	4.3
Annualized volatility	-	76%
Dividend rate	-	0.00%

11. SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	June 30, 2014	December 31, 2013
Identifiable assets		
USA	$ 49,197,823	$ 49,405,542
Canada	40,906,174	45,822,245
Australia	1,648,267	1,642,736
Mongolia	307,175	504,408
Other	29,467	20,174
	$ 92,088,906	$ 97,395,105

12. FINANCIAL INSTRUMENTS

The Company's financial instruments generally consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities and loans payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, except as noted below.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. The Company does not use derivative instruments to reduce this currency risk.

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

12.   FINANCIAL INSTRUMENTS (cont'd…)

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 — Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At June 30, 2014, the Company had Level 1 financial instruments, consisting of cash and cash equivalents, with a fair value of $42,011,899.

13.   ACCUMULATED OTHER COMPREHENSIVE INCOME (OCI)

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Accumulated OCI, beginning of period:				
Currency translation adjustment	$ (1,230,673)	$ 2,669,821	$ 465,615	$ 3,253,019
	$ (1,230,673)	$ 2,669,821	$ 465,615	$ 3,253,019
Other comprehensive loss for the period:				
Currency translation adjustments	$ 1,439,608	$ (1,740,015)	$ (256,680)	$ (2,323,213)
	$ 1,439,608	$ (1,740,015)	$ (256,680)	$ (2,323,213)
Accumulated OCI, end of period:				
Currency translation adjustment	$ 208,935	$ 929,806	$ 208,935	$ 929,806
	$ 208,935	$ 929,806	$ 208,935	$ 929,806

14.   SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transaction for the six months ended June 30, 2014 consisted of the issuance of 250,000 common shares (June 30, 2013 – Nil) in payment of mineral property acquisitions valued at $73,618 (June 30, 2013 – $Nil) which have been capitalized as mineral property interests. The significant non-cash transactions for the six months ended June 30, 2013 consisted of funding by OTLLC of the Company's investment requirements for the Entrée-OTLLC Joint Venture of $93,246.

15.   COMMITMENTS

The Company is committed to make lease payments for the rental of office space as follows:

2014	$ 149,295
2015	209,727
2016	210,373
2017	87,655
	$ 657,050

The Company incurred lease expense of $199,282 (June 30, 2013 – $189,095) for the six months ended June 30, 2014.

16.   **TRANSACTIONS WITH RELATED PARTIES**

The Company did not enter into any transactions with related parties during the six months ended June 30, 2014.

17.   **SUBSEQUENT EVENTS**

There were no subsequent events after June 30, 2014.